EXHIBIT 21

SUBSIDIARIES OF WERNER ENTERPRISES, INC.

JURISDICTION OF
	SUBSIDIARY	ORGANIZATION

1.	Gra-Gar, LLC	Delaware
2.	Drivers Management, LLC	Delaware
3.	Werner Management, Inc.	Nebraska
4.	Fleet Truck Sales, Inc.	Nebraska
5.	Werner Global Logistics, Inc.	Nebraska
6.	Werner Transportation, Inc.	Nebraska
7.	Werner de Mexico, S. de R.L. de C.V.	Mexico
8.	Werner Enterprises Canada Corporation	Canada
9.	Werner Cycle Works, Inc.	Nebraska
10.	Werner Leasing de Mexico, S. de R.L. de C.V.	Mexico
11.	Werner Global Logistics U.S., LLC	Nebraska
12.	Werner Global Logistics (Barbados), SRL	Barbados
13.	Werner Global Logistics (Shanghai) Co. Ltd.	China
14.	Werner Global Logistics-Hong Kong Limited	Hong Kong
15.	WECC, Inc.	Nebraska
16.	Werner Global Logistics Mexico, S. de R.L. de C.V.	Mexico
17.	Werner Global Logistics Australia Pty. Ltd	Australia
18.	CG&G, Inc.	Nebraska
19.	CG&G II, Inc.	Nebraska
20.	American Institute of Trucking, Inc.	Arizona
21.	Career Path Training Corp.	Florida